SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Moody’s revises Petrobras rating maintaining Investment Grade

Rio de Janeiro, October 21, 2014 – Petróleo Brasileiro S.A. – Petrobras informs that Moody’s rating agency has announced a revision of Petrobras’ global foreign currency and local currency debt ratings to Baa2 from Baa1 with a negative outlook, maintaining Investment Grade.

This revision, according to Moody’s, reflects high financial leverage and the agency expectation that it is only likely to decline significantly after 2016, contrary to the original agency expectations.

In Moody´s point of view, while Petrobras has been relatively successful in executing on its investments program and on its production targets, the increase of indebtedness as a consequence of real depreciation, losses on downstream segment related to the gap between international and domestic prices and the increase of funding needs, are factors that influence the evaluation.

In addition, in accordance with the agency, the lowest international oil prices, if maintained at long term, could be beneficial to the downstream segment, but they will affect negatively the upstream operations. Regarding the Company´s investments, Moody´s believes that, even if it has a reduction in 2015, it would not be sufficient for an accelerate indebtedness reduction in a real depreciation environment. At this environment, according to the agency, the deleveraging would occur slower than initially anticipated.

According to Moody´s, Petrobras' Baa2 rating is supported by its large-scale reserve base and dominance in the Brazilian oil industry with a leading position, pre-salt significant discoveries, growing production and technological expertise. Petrobras´ rating also considers the extraordinary Federal Government support in a stressful scenario.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.